901 W. Walnut Hill Lane, Suite 110A
Irving, Texas 75038

September 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RumbleOn, Inc.
Registration Statement on Form S-3
File No. 333-281862

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-281862), so that it may become effective at 4:30 p.m. Eastern time on September 10, 2024 or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

By:	/s/ Brandy Treadway
Name:	Brandy Treadway
Title:	Chief Legal Officer

cc:	Geoffrey L. Newton, Baker Botts L.L.P.
Sarah Dodson, Baker Botts L.L.P.